SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number  000-52601
(Check One)
☒ Form 10-K and Form 10-KSB		☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For period ended December 31, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant   Flex Fuels Energy, Inc.

Former name if applicable

Address of principal executive office Oceana House, 39-49 Commercial Road

City, State and Zip Code Southampton, UK S015 1GA

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, –SAR, or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unanticipated delays in finalizing our Annual Report, we are unable to file within the prescribed time period.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Scott Rapfogel, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes                      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the twelve month period ended December 31, 2007, the registrant had a net loss of $23,912,000, which consisted primarily of an impairment charge totaling $21,595,000, as compared to a net loss of approximately $7,300,000 for the twelve month period ended December 31, 2008.  The operating expense for the twelve month period ended December 31, 2007, adjusted for the impairment charge as described, was $3,220,000, as compared to operating expense of approximately $7,847,000 for the twelve month period ended December 31, 2008.  The increase in net operating expense as adjusted for comparative purposes is attributed to the overall expenses related to the ongoing development of the registrants’ projects, and to significant legal and other expenses incurred and attributable to a proxy battle that culminated in a the appointment of a new Board of Directors on December 12, 2008.  The registrant did not report any operating income in the twelve month periods ended December 31, 2007 and 2008.

Flex Fuels Energy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  March 31, 2009

By:	/s/ Robert Galvin
Name: Robert Galvin
Title: Secretary, Treasurer and Chief Financial Officer

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